SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02043357

FORM 6 – K

Report of Foreign Private Issuer Pursuant to
Rule 13a – 16 or 15d United Securities Exchange Act of 1934

For the Month of July, 2002 PE 7-1-02

CERAMIC INTERNATIONAL, INC.

(Translation of Registrant's Name Into English)

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

(Exact Name of the registrant as specified in its charter)

Calle 41 (Avenida Carlos Pacheco) No. 7200, del Sector 26, C.P. 31060, Chihuahua, Chihuahua, Mexico
Telephone: 011 52 29 11 11
(Address of Principal Executives Offices)

(Indicate by Check mark whether the registrant files or will file annual reports under cover of Form 20–F or Form 40–F)

Form 20- F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:)

ITEMS INCLUDED

1. On July 17, 2002 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending copy of the Second Quarter 2002 Financial Information. This information was sent to the Bolsa Mexicana de Valores on July 16, 2002. A copy of this information is attached to this report as Exhibit A.
2. On July 17, 2002, Internacional de Ceramica, S.A. de C.V. ("The Company") is sending copy of the Second Quarter 2002 Quarterly Report. This information was sent to the Bolsa Mexicana de Valores on July 16, 2002. A copy of this information is attached to this report as Exhibit B.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

By : __________________________ .
Jesus A. Olivas
Chief Financial Officer

Date: July 17, 2002.

EXHIBIT A

Copy of the Second Quarter 2002 Financial Information.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CERAMIC** Quarter: **2** Year: **2002**

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF Amount	%
1	**TOTAL ASSETS**	**2,827,255**	**100**	**2,853,747**	**100**
2	**CURRENT ASSETS**	**1,100,990**	**39**	**1,138,341**	**40**
3	CASH AND SHORT-TERM INVESTMENTS	53,597	2	99,580	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	318,503	11	307,010	11
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	33,794	1	21,121	1
6	INVENTORIES	644,661	23	688,460	24
7	OTHER CURRENT ASSETS	50,435	2	22,170	1
8	**LONG-TERM**	**9,041**	**0**	**8,737**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	9,041	0	8,737	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,631,464**	**58**	**1,651,369**	**58**
13	PROPERTY	819,755	29	812,632	28
14	MACHINERY AND INDUSTRIAL	1,727,171	61	1,695,509	59
15	OTHER EQUIPMENT	226,240	8	216,858	8
16	ACCUMULATED DEPRECIATION	1,216,975	43	1,092,773	38
17	CONSTRUCTION IN PROGRESS	75,273	3	19,143	1
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
19	**OTHER ASSETS**	**85,760**	**3**	**55,300**	**2**
20	**TOTAL LIABILITIES**	**1,793,919**	**100**	**1,872,762**	
21	**CURRENT LIABILITIES**	**1,298,165**	**72**	**420,489**	**22**
22	SUPPLIERS	143,085	8	145,665	8
23	BANK LOANS	42,286	2	72,692	4
24	STOCK MARKET LOANS	937,508	52	37,667	2
25	TAXES TO BE PAID	3,482	0	3,163	0
26	OTHER CURRENT LIABILITIES	171,804	10	161,302	9
27	**LONG-TERM LIABILITIES**	**175,799**	**10**	**1,132,326**	**60**
28	BANK LOANS	173,652	10	249,550	13
29	STOCK MARKET LOANS	0	0	881,352	47
30	OTHER LOANS	2,147	0	1,424	0
31	**DEFERRED LOANS**	**319,955**	**18**	**319,947**	**17**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,033,336**		100 **980,985**	
34	**MINORITY INTEREST**	**193,335**	**19**	**211,517**	**22**
35	**MAJORITY INTEREST**	**840,001**	**81**	**769,468**	**78**
36	**CONTRIBUTED**	**1,797,733**	**174**	**1,797,733**	**183**
37	PAID-IN CAPITAL STOCK (NOMINAL)	57,928	6	57,928	6
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	601,639	58	601,639	61
39	PREMIUM ON SALES OF SHARES	1,138,166	110	1,138,166	116
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(957,732)**	**(93)**	**(1,028,265)**	**(105)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	372,279	36	187,825	19
43	REPURCHASE FUND OF SHARES	25,296	2	25,295	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,348,216)	(130)	(1,373,593)	(140)
45	NET INCOME FOR THE YEAR	(7,091)	(1)	132,208	13

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **2** YEAR: **2002**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED **FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**53,597**	**100**	**99,580**	**100**
46	CASH	0	0	0	0
47	SHORT-TERM INVESTMENTS	53,597	100	99,580	100
18	**DEFERRED ASSETS (NET)**	**0**	**100**	**0**	
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**1,298,165**	**100**	**420,489**	
52	FOREING CURRENCY LIABILITIES	1,138,444	88	246,084	59
53	MEXICAN PESOS LIABILITIES	159,721	12	174,405	41
24	**STOCK MARKET LOANS**	**937,508**	**100**	**37,667**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	937,508	100	37,667	100
26	**OTHER CURRENT LIABILITIES**	**171,804**		**100** **161,302**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	171,804	100	161,302	100
27	**LONG-TERM LIABILITIES**	**175,799**	**100**	**1,132,326**	
59	FOREING CURRENCY LIABILITIES	173,652	99	1,130,902	100
60	MEXICAN PESOS LIABILITIES	2,147	1	1,424	0
29	**STOCK MARKET LOANS**	**0**	**100**	**881,352**	**100**
61	BONDS	0	0	881,352	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**2,147**	**100**	**1,424**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	2,147	100	1,424	100
31	**DEFERRED LOANS**	**319,955**	**100**	**319,947**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	319,955	100	319,947	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,348,216)**		**100** **(1,373,593)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,348,216)	(100)	(1,373,593)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CERAMIC**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	(197,175)	717,852
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	11	11
75	EMPLOYERS (*)	1,172	1,029
76	WORKERS (*)	2,032	2,149
77	CIRCULATION SHARES (*)	115,856,150	115,856,150
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **2** YEAR **2002**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,408,774**	**100**	**1,400,661**	**100**
2	COST OF SALES	873,409	62	881,836	63
3	**GROSS INCOME**	**535,365**	**38**	**518,825**	**37**
4	OPERATING	391,822	28	364,681	26
5	**OPERATING**	**143,543**	**10**	**154,144**	**11**
6	TOTAL FINANCING	100,592	7	(28,759)	(2)
7	**INCOME AFTER FINANCING COST**	**42,951**	**3**	**182,903**	**13**
8	OTHER FINANCIAL OPERATIONS	3,494	0	2,719	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**39,457**	**3**	**180,184**	**13**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	40,133	3	33,466	2
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**(676)**	**0**	**146,718**	**10**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	472	0	1,370	0
13	**CONSOLIDATED NET INCOME OF**	**(204)**	**0**	**148,088**	**11**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(204)**	**0**	**148,088**	**11**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(204)**	**0**	**148,088**	**11**
19	NET INCOME OF MINORITY INTEREST	6,887		15,880	1
20	**NET INCOME OF MAJORITY INTEREST**	**(7,091)**	**(1)**	**132,208**	**9**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **2** YEAR: **2002**

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**1,408,774**	**100**	**1,400,661**	**100**
21	DOMESTIC	772,891	55	820,330	59
22	FOREIGN	635,883	45	580,331	41
23	TRANSLATED INTO DOLLARS (***)	65,365	5	57,585	4
6	**TOTAL FINANCING COST**	**100,592**	**100**	**(28,759)**	**100**
24	INTEREST PAID	59,600	59	68,612	239
25	EXCHANGE LOSSES	124,549	124	23,563	82
26	INTEREST EARNED	2,921	3	2,698	9
27	EXCHANGE PROFITS	57,372	57	86,192	300
28	GAIN DUE TO MONETARY POSITION	(23,264)	(23)	(32,044)	(111)
8	**OTHER FINANCIAL OPERATIONS**	**3,494**	**100**	**2,719**	**100**
29	OTHER NET EXPENSES (INCOME) NET	3,494	100	2,719	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**40,133**	100	**33,466**	100
32	INCOME TAX	13,852	35	6,745	20
33	DEFERED INCOME TAX	22,742	57	23,724	71
34	WORKERS' PROFIT SHARING	3,539	9	2,997	9
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **2** YEAR **2002**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,492,705	1,486,681
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	2,875,611	2,779,264
39	OPERATION INCOME (**)	316,052	298,766
40	NET INCOME OF MAYORITY INTEREST(**)	45,154	241,156
41	NET CONSOLIDATED INCOME (**)	58,692	259,287

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **2** YEAR: **2002**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**(204)**	**148,088**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	(53,946)	(21,870)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(54,150)**	**126,218**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(104,279)	(42,525)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(158,429)**	**83,693**
6	CASH FLOW FROM EXTERNAL FINANCING	(69,722)	(87,644)
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(69,722)**	**(87,644)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**67,232**	**(31,284)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(160,919)	(35,235)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	214,516	134,815
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	53,597	99,580

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **2** YEAR: **2002**

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(53,946)**	**(21,870)**
13	DEPRECIATION AND AMORTIZATION FOR THE	69,676	68,834
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(123,622)	(90,704)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(104,279)**	**(42,525)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(12,176)	(36,877)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(18,858)	68,333
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(77,408)	(23,218)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	3,069	(39,351)
22	+ (-) INCREASE (DECREASE) IN OTHER	1,094	(11,412)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(69,722)**	**(87,644)**
23	+ SHORT-TERM BANK AND STOCK MARKET	(5,459)	(19,595)
24	+ LONG-TERM BANK AND STOCK MARKET	(64,263)	(68,049)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**67,232**	**(31,284)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	67,232	(31,284)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **2** **2002**

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(0.01)	%	10.57	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	5.38	%	31.34	%
3	NET INCOME TO TOTAL ASSETS (**)	2.08	%	9.09	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(11,403.92)	%	21.64	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.02	times	0.97	times
7	NET SALES TO FIXED ASSETS (**)	1.76	times	1.68	times
8	INVENTORIES ROTATION (**)	2.78	times	2.56	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	35	days	34	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	10.83	%	11.67	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	63.45	%	65.62	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.74	times	1.91	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	73.14	%	73.53	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	10.78	%	68.57	%
15	OPERATING INCOME TO INTEREST PAID	2.41	times	2.25	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.60	times	1.48	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.85	times	2.71	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.35	times	1.07	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.61	times	0.61	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	4.13	%	23.68	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(3.84)	%	9.01	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(7.40)	%	(3.04)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(2.66)	times	1.22	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.00	%	100.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **2** YEAR: **2002**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.39		$ 2.08	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 2.73		$ 2.58	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 7.25		$ 6.64	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	2.25	times	2.85	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	41.90	times	9.10	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

s24: EUROBONO EMITIDO EN 1997.
EUROBOND ISSUED ON 1997.
s29: EUROBONO EMITIDO EN 1997.
EUROBOND ISSUED ON 1997.
s61: EUROBONO EMITIDO EN 1997.
EUROBOND ISSUED ON 1997.
s54: EUROBONO EMITIDO EN 1997.
EUROBOND ISSUED ON 1997.

S23: EN ESTE RENGLON SE INCLUYEN LOS PASIVOS CON COSTO DE LA COMPAÑIA, AUN CUANDO ESTOS NO SON CREDITOS BANCARIOS.

S23: IN THIS ACCOUNT OF THE ACTUAL YEAR ARE INCLUDED THE CURRENT LIABILITIES WIWITH COST OF THE COMPANY, EVEN WHEN THESE ARE NOT BANK LOANS.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

Sustained growth in International Sales was offset somewhat by surprising softness in the Mexican Sales in the second quarter of this year and in particular the month of June, which was a very strong month for Interceramic in 2001. At US $68.4 million, consolidated sales for the quarter were down slightly less than one percent from sales of US $69.1 million recorded in the second quarter of 2001. Although ceramic tile consumption in Mexico is quite strong, increasing over last year, our sales were adversely impacted by two primary factors-periodic outages of lower-end "strategic" products in our stores and a resulting slow down in store traffic during the quarter. With our inventories at the lowest level since 1998, which where greatly reduced by better production management and the brisk sales of the first quarter of the year, as well as with the bulk of our production aimed at higher margin products, we were not fully able to consistently meet customer requirements for these strategic products, an important factor in attracting customers to stores in Mexico. As a result, we posted a decrease in Mexican sales of 10.44 percent, down to US $35.3 million in the second quarter of 2002 from the US $39.5 million recorded in the same quarter of 2001. For the first half of the year however, Mexican sales of US $79.6 million are down only 2.21 percent from sales of US $81.4 million in the same six-months in 2001. In order to be better positioned to meet demand for strategic products without materially altering our basic focus on the high end market, we have entered into agreements with a number of third party manufacturers to purchase strategic products under private label programs. These products will be flowing into our distribution chain in July and should provide the needed products as we move into the third quarter.

In the International markets for the quarter, Interceramic continued steady progress in wresting market share and generally improving sales prices. International Sales of US $33.1 million for the second quarter of 2002 represents record International Sales for Interceramic for a quarter, and increased by 11.71 percent over sales of US $29.6 million in the second quarter of 2001. Demand continues to be very strong in the United States in particular, and sales growth was noticeably restrained by difficulties in furnishing products-particularly strategic products-in the quantities and at the times the burgeoning markets desired them. Notwithstanding these limitations we sold 8.35 percent more product in the International markets during the second quarter of 2002 than we did in the same quarter of 2001 and, as in Mexico, we have put in place private label programs with manufacturers of strategic products in order to better meet the demand. A primary focus in the International markets for the remainder of the year is to hone our skills at anticipating market movements in the United States. In May, we opened a new "Ceramic Tile International" regional distribution center in Anaheim, California-the heart of the ceramic tile market for the West Coast-to further expand our CTI distribution strategy and provide first-rate support in sales, service and logistics for the whole region. Sales through our company-owned CTI network continue to make great strides for us, up 22.12 percent for the second quarter of 2002 compared to the second quarter of 2001 and 23.12 percent greater for the first six months of the year.

The dip in consolidated sales marred our operating results for the quarter, and at US $6.4 million, was down 16.82 percent from the US $7.6 million recorded in the same quarter last year.
Our EBITDA was off as well, down a lesser 9.66 percent to US $10.0 million compared to US $11.1 million in the second quarter of 2001, however at US $21.9 million, EBITDA for the first six months of 2002 is only 1.11 percent

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

lower than EBITDA of US $22.2 million in the same period of 2001. The improved cash generation of the past several quarters and our progressive debt reduction left our key financial ratios at quarter end in good shape, with a debt service coverage ratio of 3.8 and a debt to EBITDA ratio of 2.5 as compared to ratios at the end of the second quarter last year of 3.1 for debt service and 2.9 for debt to EBITDA.

We believe that the market fundamentals remain strong, and fully expect the slight setback in the second quarter of Mexico to be temporary, given our strong network of unique franchise concept stores throughout the country and the forecast for ceramic tile demand in North America for the remainder of the year being very positive. Most of the drop in sales for the quarter, we believe, could have been avoided with better forward planning, visibility of product information as related to inventories and logistics, problems that we believe can be greatly ameliorated when our new Oracle supply chain management system becomes fully operational later in the year. Ramping up the private label programs from outside manufacturers will benefit the Company in the remaining quarters of the year, giving us the ability to satisfy consumer demand for strategic products without greatly changing our own production and losing the ability to continue to push the higher margin products. Management in the United States is well directed at opportunities for making further inroads into the chaotic marketplace and we believe that the United States will continue to post encouraging results.

During the second quarter of 2002, we entered into a credit agreement for a syndicated loan in the amount of US $100.0 million to replace the Company's outstanding US $90.0 million eurobond issue which matures in August of this year. Formed by The Bank of Nova Scotia and BankBoston, N.A., as lead arrangers, the lending group includes Comerica Bank, BBVA Bancomer, Bancomext, S.N.C. and Sanpaolo IMI S.p.A. as well. The facility will fund late in July of 2002 and will not only provide the Company with an additional US $10.0 million for general corporate purposes, but also result in significant savings in interest expense due to the more competitive rates on the new financing.

While we had hoped better for the quarter, all indications are that the rest of the year will be strong for the Company. We look forward to consolidating our gains and taking advantage of the market opportunities available to us. As always, the people at Interceramic thank our investors, suppliers and customers for their continued support.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2 **CONSOLIDATED**
Final Printing

Pursuant to Bulletin B-15 which became effective January 1, 1998, financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars, each as effected by inflation and devaluation in the applicable currencies. This factor for the 12 month period from JULY '01 to JUNE '02 was 7.85% compared to the inflation for the same period of 4.94%.

Accounting policies and practices

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP").

Recognition of the effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican Accounting Principles Bulletin B-10, "Accounting Recognition of the Effects of Inflation on Financial Information". Consequently, the amounts shown in the accompanying financial statements and in their notes are expressed in thousands of constant pesos as of JUNE 2002.

Certain concepts and procedures required by the application of Bulletin B-10 are explained below:

I. The Company follows the specific-cost method to restate its inventories, as described below.

II. Imported machinery was restated based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date. Machinery and equipment of domestic origin were restated based on the NCPI.

III. Capital stock, paid in capital, the reserve for repurchase of stock reserve, retained earnings, cumulative effect of deferred taxes, effect of translation of foreign subsidiaries, and net income were restated using a common restatement factor, which was determined based on the weighted average selling rates for each currency.

IV. Net monetary effect

The gain or loss on net monetary position represents the effects of inflation, as measured by the NCPI, on the Company´s monetary assets and liabilities. In inflationary periods, losses are incurred by holding monetary assets, whereas gains are realized by holding monetary liabilities. The net monetary effect is included in the statement of income as part of the "comprehensive financing income (cost)".

V. Cash equivalents are shown at cost plus accrued interest through the balance sheet date. The stated value approximates fair value.

All highly liquid investments with a maturity of three months or less at the time of purchase are considered cash equivalents and are carried at fair value.

VI. Inventories are recorded initially at acquisition or production cost and then restated to reflect replacement cost, not in excess of market value. Cost of sales represents the estimated replacement cost at the time sales were made, expressed at end of year in constant pesos.

VII. Investments in companies in which the Company owns between 10% and 50% and over which the Company exercises significant influence are accounted for using the equity method. Investments in companies in which the Company owns less than 10% or over which the Company does not exercise significant control are recorded using the cost method.

VIII. Through the year ended December 31, 1996, the Company restated property, plant and equipment using the specific cost method based on appraisals made by independent experts. The fifth set of amendments to Bulletin B-10, the effective date of which is January 1, 1997 no longer permits restatements based on appraisals; the company decided to actualize its fixed assets and depreciation, by the alternate specific indexing method, due that most part of its fixed assets are from a foreign country.

Depreciation is computed on the restated values, using a straight-line method considering the estimated useful lives of assets as determined periodically by management based on technical studies.

IX. For the per share ratios, we are using the weighted average number of shares outstanding during each respective period according to the bulletin B-14 under Mexican GAAP.

X. SHARES PROPORTION BY:
2 SHARES SERIES B FOR EACH UNIT UB. ONE SHARE SERIES L AND ONE SHARE SERIES D FOR EACH UNIT ULD.
5 LIMITED VOTING UNITS REPRESENTS ONE ADS.

ACCORDING TO HE FIXED POSITION OF THE TOTAL NUMBER OF SHARES, AND THE FISED CAPITAL STOCK, THIS AMOUNT CAN BE INDISTINTLY OF ANY SERIES B, L OR D.

XI. GENERAL.-

On October 19th 1999 a merge agreement was approved by the Shareholders in which Ceramica Industrial Maquinada, S.A. de C.V. merged into Internacional de Ceramica, S.A. de C.V., which was a 100% subsidiary of Internacional de Ceramica, S.A. de C.V.

On April, 9th, 2002 a merge agreement was approved by the Shareholders in which Procesadora de Materiales Cerro Grande, S.A. de C.V. and Interacabados de Noroeste, S.A. de C.V. merged into Internacional de Ceramica, S.A. de C.V.. The merged companies were a 100% subsidiary of Internacional de Ceramica, S.A. de C.V.

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **2** YEAR: **2002**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **CONSOLIDATED**
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 ADHESIVOS Y BOQUILLAS INTERCERAMIC	PRODUCTOS PARA INSTALAR LOSETA	3	51.00	168	24,264
2 INTERCERAMIC, INC.	PRODUCCION Y VENTA DE LOSETA	4,000	100.00	2,423	287,770
3 INTERCERAMIC TRADING, CO.	SERVICIOS ADMINISTRATIVOS	10,000	100.00	3	1,581
4 RECUBRIMIENTOS INTERCERAMIC, S.A. DE C.V.	PRODUCCION Y VENTA DE LOSETA	20,114,738	50.01	1	168,281
5 DISTRIBUCION INTERCERAMIC	COMERCIALIZACION DE LOSETA	50,000	100.00	1	(21,421)
6 INTERACABADOS DE OCCIDENTE	COMERCIALIZACION DE LOSETA	50,000	100.00	1	(4,300)
7 MATERIALES EN PROCESO	SERVICIOS ADMINISTRATIVOS	1,249,999	100.00	1	211
8 INTERCERAMIC DE OCCIDENTE	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	(114)
9 OPERADORA INTERCERAMIC	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	(87)
TOTAL INVESTMENT IN SUBSIDIARIES				**2,600**	**456,185**
ASSOCIATEDS					
1 CASINO DE CHIHUAHUA		2	1.00	175	1
2 NORTEXPORT		1	1.00	260	0
3 MAYO Y ASOCIADOS		5,000	30.00	1	5
4 CAMPESTRE SAN FRANCISCO		4	0.40	49	20
5 PROMOTORA DE HOSPITALES MEXICANOS		4,031,903	5.70	1	5,324
6 PROM. DE INFRAESTRUCT. DE MEXICO		65,870	5.50	1	659
7 ELECTRONIC PUBLISHING		3,700	17.56	1,000	2,910
8 TEATRO MUSICAL DE CHIHUAHUA		41,250	0.00	1	41
9 FIDEICOMISO SACRAMENTO		1	0.00	0	81
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**1,488**	**9,041**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**465,226**

STOCK EXCHANGE CODE: **CERAMIC**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
NOTES					

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **2** YEAR: **2002**

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	294,980	107,708	187,272	393,796	104,274	476,794
MACHINERY	825,971	362,953	463,018	901,200	480,507	883,711
TRANSPORT EQUIPMENT	28,559	17,677	10,882	25,450	23,462	12,870
OFFICE EQUIPMENT	107,031	73,751	33,280	28,608	18,223	43,665
COMPUTER EQUIPMENT	21,648	15,085	6,563	14,944	13,335	8,172
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**1,278,189**	**577,174**	**701,015**	**1,363,998**	**639,801**	**1,425,212**
NOT DEPRECIATION ASSETS						
GROUNDS	20,010	0	20,010	110,969	0	130,979
CONSTRUCTIONS IN PROCESS	75,273	0	75,273	0	0	75,273
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**95,283**	**0**	**95,283**	**110,969**	**0**	**206,252**
TOTAL	**1,373,472**	**577,174**	**796,298**	**1,474,967**	**639,801**	**1,631,464**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: **CERAMIC**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
WITH WARRANTY																
SACMI - DOCUMENTO	28/11/2002	7.06	0	0	0	0	0	0	0	0	17,111	0	0	0	0	0
BANAMEX - L. REVOLVENTE	04/03/2005	5.47	0	0	0	0	0	0	0	0	778	0	0	44,955	0	0
COMERICA BANK - REFACCIONARI	01/08/2003	4.46	0	0	0	0	0	0	0	0	886	0	124,875	0	0	0
CAPITAL LEASE - PRENDARIO	24/04/2007	7.74	0	0	0	0	0	0	0	0	216	142	323	189	56	48
OTHER FINANCIAL ENTITIES																
ORACLE	01/06/2004	5.00	0	0	0	0	0	0	0	0	1,479	1,479	2,959	247	0	0
IFC - HIPOTECARIO	15/04/2003	5.13	0	0	0	0	0	0	0	0	215	19,980	0	0	0	0
TOTAL BANKS			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**20,685**	**21,601**	**128,157**	**45,391**	**56**	**48**
PRIVATE PLACEMENTS																
WITH WARRANTY																
DEUTSCHE MORGAN GRENFELL	01/08/2002	10.25	0	0	0	0	0	0	0	0	937,508	0	0	0	0	0
TOTAL STOCK EXCHANGE			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**937,508**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: **CERAMIC**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
FERRO MEXICANA			0	0	0	0	0	0	0	0	14,418	0	0	0	0	0
ESMALTES Y COLORANTES COVER			0	0	0	0	0	0	0	0	6,087	0	0	0	0	0
KOHLER CO.			0	0	0	0	0	0	0	0	5,945	0	0	0	0	0
SYSTEM SPAL			0	0	0	0	0	0	0	0	3,376	0	0	0	0	0
IPADEX			0	0	0	0	0	0	0	0	3,092	0	0	0	0	0
ESMALGLASS			0	0	0	0	0	0	0	0	2,785	0	0	0	0	0
STERLING PLUMBING GROUP INC.			0	0	0	0	0	0	0	0	2,339	0	0	0	0	0
CARLSON SYSTEM			0	0	0	0	0	0	0	0	2,105	0	0	0	0	0
NUOVAFIMA			0	0	0	0	0	0	0	0	1,870	0	0	0	0	0
ESMACER			0	0	0	0	0	0	0	0	1,793	0	0	0	0	0
CAJAS Y CORRUGADOS			4,457	0	0	0	0	0	0	0	0	0	0	0	0	0
SACOS Y ENVASES INDUSTRIALES			782	0	0	0	0	0	0	0	0	0	0	0	0	0
CEMEX DE MEXICO SA DE CV			733	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIMICA ATSA SA DE CV			687	0	0	0	0	0	0	0	0	0	0	0	0	0
ARTES GRAFICAS PANORAMA			670	0	0	0	0	0	0	0	0	0	0	0	0	0
GCC CEMENTOS SA DE C V			623	0	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORA DE SEG. INDUSTRIA			423	0	0	0	0	0	0	0	0	0	0	0	0	0
MICROPESE			387	0	0	0	0	0	0	0	0	0	0	0	0	0
RODAMIENTOS Y REPRESENT INDU			324	0	0	0	0	0	0	0	0	0	0	0	0	0
BEMIS DE MEXICO			256	0	0	0	0	0	0	0	0	0	0	0	0	0
OTROS			31,242	0	0	0	0	0	0	0	58,691	0	0	0	0	0
TOTAL SUPPLIERS			**40,584**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**102,501**	**0**	**0**	**0**	**0**	**0**
OTROS			115,655	2,147	0	0	0	0	0	0	56,149	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**115,655**	**2,147**	**0**	**0**	**0**	**0**	**0**	**0**	**56,149**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: **CERAMIC**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			156,239	2,147	0	0	0	0	0	0	1,116,843	21,601	128,157	45,391	56	48

NOTES

*TODOS LOS CREDITOS BANCARIOS ESTAN DENOMINADOS EN DOLARES.

*EL TIPO DE CAMBIO UTILIZADO A LA FECHA DE LA INFORMACION ES DE 9.99 PESOS POR UN DOLAR AMERICANO.

*ALL CREDITS ARE DENOMINATED IN DOLLARS.

*THE EXCHANGE RATE BETWEEN THE MEXICAN PESO AND THE AMERICAN DOLLAR AT THE TIME THE INFORMATION WAS PRESENTED: $1 USD = $9.99 MXP

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **2** YEAR: **2002**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	17,217	167,636	0	0	167,636
OTHER	0	0	0	0	0
TOTAL	**17,217**	**167,636**			**167,636**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	10,850	98,602	0	0	98,602
INVESTMENTS	0	0	0	0	0
OTHER	7,956	76,508	0	0	76,508
TOTAL	**18,806**	**175,110**			**175,110**
NET BALANCE	**(1,589)**	**(7,474)**			**(7,474)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**155,951**	**1,405,121**	0	0	**1,405,121**
LIABILITIES POSITION	**145,626**	**1,312,096**			**1,312,096**
SHORT TERM LIABILITIES POSITION	126,353	1,138,444	0	0	1,138,444
LONG TERM LIABILITIES POSITION	19,273	173,652	0	0	173,652
NET BALANCE	**10,325**	**93,025**			**93,025**

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **2** YEAR: **2002**

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

NOTES

EL TIPO DE CAMBIO A LA FECHA DE LA INFORMACION ES DE 9.99 PESOS POR UN DOLAR AMERICANO.

CON RESPECTO A LOS INGRESOS POR EXPORTACIONES REPORTADOS EN ESTE ANEXO, SON DIFERENTES A LOS REPORTADOS EN EL ESTADO DE RESULTADOS, YA QUE LAS CIFRAS PRESENTADAS EN EL ESTADO DE RESULTADOS INCLUYEN LAS VENTAS HECHAS POR NUESTRA SUBSIDIARIA EN ESTADOS UNIDOS DEL MATERIAL PRODUCIDO POR ELLOS, ASI COMO PRODUCTOS QUE COMERCIALIZA.

CURRENT RATE BETWEN THE MEXICAN PESO AND THE US DOLLAR AT THE TIME THIS INFORMATION WAS PRESENTED: $1 USD = 9.99 MXP.

THE INCOME SHOWN IN THIS ANNEX INCLUDES ONLY THE PRODUCTS MANUFACTURED IN MEXICO. IT DOES NOT INCLUDE THE INCOME FROM THE PRODUCTS MANUFACTURED IN GARLAND PLANT, AS THE EARNING STATEMENT DOES.

STOCK EXCHANGE CODE:**CERAMIC** QUARTER: **2** YEAR: **2002**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

**INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)**

ANNEX 7 **CONSOLIDATED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,155,409	2,077,660	922,251	0.59	5,417
FEBRUARY	1,210,247	2,115,478	905,231	0.00	19
MARCH	1,040,355	2,520,229	1,479,874	0.54	7,984
APRIL	1,347,174	2,476,530	1,129,356	0.56	6,344
MAY	1,270,163	2,412,276	1,142,113	0.27	3,106
JUNE	1,378,055	1,508,463	130,408	0.30	394
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**23,264**

NOTES

SE INCLUYEN TANTO ACTIVOS MONETARIOS COMO PASIVOS MONETARIOS DE NUESTRA SUBSIDIARIA DE LOS ESTADOS UNIDOS PARA REFLEJAR EL EFECTO MONETARIO CONSOLIDADO DE ACUERDO AL BOLETIN B-15.

WE ARE INCLUDING THE MONETARY ASSETS AND THE LIABILITIES FROM OUR SUBSIDIARY LOCATED AT GARLAND, TX. TO REFLECT THE EFECT FOR THE CONSOLIDATED MONETARY POSITION ACCORDING TO THE BULLETIN B-15.

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **2** YEAR: **2002**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **CONSOLIDATED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

SOBRE EL EURO BONO EMITIDO EN AGOSTO DE 1997 POR UN MONTO DE 90 MILLONES DE DOLARES, SE TIENEN CIERTAS LIMITACIONES, SIENDO LAS PRINCIPALES:
SERVICIO DE DEUDA CONSOLIDADO IGUAL O MAYOR A 1.3 VECES AL FINAL DEL AÑO.
LIMITA A LA INCURRENCIA DE NUEVA DEUDA.
LIMITA LA EMISION O VENTA DE ACCIONES DE SUBSIDIARIAS.
LIMITA A GRAVAR LOS ACTIVOS.
LIMITA A LA VENTA DE ACTIVOS.
PAGO OPORTUNO DE IMPUESTOS.
MANTENER UNA POLIZA DE SEGURO CONTRA TODO RIESGO.
UTILIZACION DE PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS, ASI COMO DE USGAAP.

ACCORDING TO THE EUROBOND ISSUED ON AUGUST, 1997 FOR AN AMOUNT OF 90 MILLION DOLLARS, THE COMPANY HAS TO OBSERVE SOME CONVENANTS AND AGREEMENTS. THE MOST IMPORTANT ARE:
MAINTANANCE OF THE CONSOLIDATED DEBT SERVICES COVERAGE RATIO AT THE END OF THE YEAR NOT LESS THAN 1.3.
LIMITATION ON INCURRANCE OF INDEBTNESS.
LIMITATION ON THE ISSUANCE AND SALE OF CAPITAL STOCK OF SUBSSIDIARIES.
LIMITATION ON ASSET DISPOSITION.
PAYMENT OF TAXES.
MAINTENANCE OF INSURANCE.
MAINTENANCE OF BOOKS IN ACCORDANCE WITH MEXICAN GAAP AND US GAAP.

ACTUAL SITUATION OF FINANCIAL LIMITED

ACTUALMENTE, SE CUMPLEN DICHAS LIMITACIONES:
A SEPTIEMBRE DE 2001, SE OBTUVO UN SERVICIO DE DEUDA DE 3.69 VECES.
CON RESPECTO A LA LIMITACION DE INCURRIR EN NUEVA DEUDA, ESTA SOLO SE HA HECHO PARA REESTRUCTURAR LA YA EXISTENTE.

INTERCERAMIC HAS OBSERVED THOSE COVENANTS AND AGREEMENTS AS TO DATE:
AS OF SEPTEMBER OF 2001, THE CONSOLIDATED DEBT SERVICE COVERAGE RATIO WAS 3.69 TIMES.
THE INCURRANCE OF DEBT HAS BEEN ONLY TO RESTRUCTURE THE ACTUAL DEBT.

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **CERAMIC**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **2** YEAR: **2002**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
INTERNACIONAL DE CERAMICA	PRODUCCION Y VENTA DE LOSETA CERAMICA ESMALTADA	11,300,000	100
PLANTA AZULEJOS INTERCERAMIC	PRODUCCION Y VENTA DE LOSETA CERAMICA ESMALTADA	3,600,000	100
RECUBRIMIENTOS INTERCERAMIC	PRODUCCION Y VENTA DE LOSETA CERAMICA ESMALTADA	6,000,000	100
ADHESIVOS Y BOQUILLAS	FABRICACION DE PRODUCTOS PARA INSTALACION DE LOSE	67,200	100
INTERCERAMIC INC	FABRICACION DE PRODUCTOS PARA INSTALACION DE LOSE	3,100,000	100
ADHESIVOS Y BOQUILLAS SUR	FABRICACION DE PRODUCTOS PARA INSTALACION DE LOSE	140,000	40

NOTES

LAS CAPACIDADES INSTALADAS SON ANUALES.
LA CAPACIDAD INSTALADA PARA LAS EMPRESAS ADHESIVOS Y BOQUILLAS Y ADHESIVOS Y BOQUILLAS SUR ESTA EXPRESADA EN TONELADAS PRODUCIDAS.
LA CAPACIDAD INSTALADA PARA EL RESTO DE LAS PLANTAS, ESTA EXPRESADA EN METROS CUADRADOS.

THE INSTALLED CAPCITY IS EXPRESSED IN SQ. METERS PER YEAR.
THE INSTALLED CAPACITY FOR ADHESIVOS Y BOQUILLAS AND ADHESIVOS Y BOQUILLAS SUR ARE EXPRESED IN TONS.
FOR THE REST OF THE SUBSIDIARIES, IT IS EXPRESSED IN SQ. METERS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **2** YEAR: **2002**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
ARCILLAS	PROCESADORA DE MATERIALES CER				6.45
FRITAS	ESMALTES Y COLORANTES COVER	FRITAS	COLOROBIA	S	6.85
	ESMACER		ESMALGLASS	S	
COLORES	CERDEC	COLORES	ESMACER	S	9.90
	ESMALTES Y COLORANTES COVER				
	FERROMEXICANA				
	ESMACER				
CORINDONES	IMPORT. PROF. DE ADQUI. EXTRA				0.44
	PROINT				
OXIDOS	DE MATEO Y CIA.	OXIDOS	MINERA AUTLAN	S	0.27
	IMPORT. PROF. DE ADQUI. EXTRA				
	MINERA AUTLAN				
MATS CERAMICOS	DERIVADOS METALORGANICOS	MATS CERAMICOS	ALCOA INTERAMERICANA	S	4.61
	MOLINOS DEL NORTE		KENTUCKY AND TENNESSEE	S	
	MAT. PRIM. MINERALES DE AHUAZ		FELDESPAR CORP.	S	
	MINERA NYCO				
	MAT. PRIM. DE LAMPAZOS				
EMPAQUE	CAJAS Y CORRUGADOS	EMPAQUES	CARLSON SYSTEMS	S	6.66
			DIAGRAPH	S	
			STONE CONTAINER	S	
			PACKAGING ENTERPRISE}	S	
TRIPOLIFOSFATO DE SODIO	CATALIZADORA INDUSTRIAL				0.31
GOMA	QUIMICA ANTEX				2.37
PRODUCTOS QUIMICOS		PRODUCTOS QUIMICOS	MARDUPOL	S	0.02

NOTES

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
LOSETA CERAMICA ESM	10,384	929,464	6,914	618,867	18.00	INTERCERAMIC	DISTRIBUCION INTERC
OTROS				154,024			GRUPO COMERCIAL IN
							INTERACABADOS DE C
							MAT ARQ Y DECORATI
							PROMOTORA MARCO,
							CERAMICA DEL BAJIO
							INTERAMBIENTES CER
							PROCERVER, S.A. DE
							MARMOLES Y CANTER
							CESAR AUGUSTO DER
TOTAL		929,464		772,891			

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
LOSETA CERAMICA ESM			5,309	618,368 17,515	EUA CANADA	INTERCERAMIC A. OLEAN / DAL-TILE	INTERCERAMIC INC. DAL-TILE CORPORATIC
T O T A L				635,883			

NOTES

EL PORCENTAJE DE PARTICIPACION ES SUPERIOR AL 18% SEGUN ESTIMADOS DE LA COMPAÑIA PARA EL MERCADO NACIONAL.

CON RESPECTO A LA PRODUCCION DE OTROS PRODUCTOS DISTINTOS A LOSETA CERAMICA, NO SE PRESENTA, YA QUE SON PRODUCTOS COMERCIALIZADOS SOLAMENTE, NO PRODUCIDOS POR LA COMPAÑIA.

ACCORDING TO ESTIMATES MADE BY THE COMPANY FOR DOMESTIC MARKET, THE MARKET SHARE IS HIGHER THAN 18%

THE PRODUCTION OF THE OTHER NON-TILE PRODUCTS ARE NOT SHOWED BECAUSE THOSE PRODUCTS ARE JUST FOR COMERCIALIZATION AND NON-PRODUCED BY THE COMPANY.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 6,047,305

Number of shares Outstanding at the Date of the NFEA: (Units) — 115,856,150

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF JUNIO OF 2002 — 49,065,029

Number of shares Outstanding at the Date of the NFEA: (Units) — 115,856,150

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **0000**	
Number of shares Outstanding at the Date of the NFEA :	0
(Units)	0

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001**	1,627,302
Number of Shares Outstanding at the Date of the NFEAR: (Units)	115,856,150

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31 OF JUNIO** OF 2002	1,627,302
Number of shares Outstanding at the Date of the NFEAR (Units)	115,856,150

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

STOCK EXCHANGE CODE: **CERAMIC**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTER: **2** YEAR **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	14,000,000	101,856,150		65,740,430	7,000	50,928
D		0				25,057,860		
L		0				25,057,860		
TOTAL			**14,000,000**	**101,856,150**	**0**	**115,856,150**	**7,000**	**50,928**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
115,856,150
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 2 ACCIONES B POR CADA TITULO VINCULADO UB, Y UNA AC
ADRS's : 0
GDRS's : 0
ADS's : 5 TITULOS ULD POR CADA ADS.
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

STOCK EXCHANGE CODE: **CERAMIC** QUARTER: **2** YEAR **2002**
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY** TO **30** OF **JUNE** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

LIC. JESUS OLIVAS CORRAL
DIRECTOR DE FINANZAS

LIC. LUIS FERNANDO CANO B.
RELACIÓN CON INVERSIONISTAS

CHIHUAHUA, CHIH, AT JULY 16 OF 2002

CLAVE DE COTIZACION: CERAMIC

FECHA: 16/07/200: 17:54

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: INTERNACIONAL DE CERAMICA, S.A. DE C.V.
DO MICILIO: AV. CARLOS PACHECO #7200
COLONIA: SECTOR 26
C. POSTAL: 31060
CIUDAD Y ESTADO: CHIHUAHUA ,CHIH
TELEFONO: (01-614) 429-1111
FAX: (01-614) 429-1166 **AUTOMATICO:** X
E-MAIL: investor@interceramic.com
DIRECCION DE INTERNET www.interceramic.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: ICE8208029F7
DOMICILIO AV. CARLOS PACHECO #7200
COLONIA: SECTOR 26
C. POSTAL: 31060
CIUDAD Y ESTADO: CHIHUAHUA ,CHIH

RESPONSABLE DE PAGO

NOMBRE: LIC JESUS OLIVAS CORRAL
DOMICILIO: AV. CARLOS PACHECO #7200
COLONIA: SECTOR 26
C. POSTAL: 31060
CIUDAD Y ESTADO: CHIHUAHUA ,CHIH
TELEFONO: (01-614) 429-1261
FAX: (01-614) 429-1166

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE: SR. OSCAR ALMEIDA CHABRE
DOMICILIO: AV. CARLOS PACHECO #7200
COLONIA: SECTOR 26
C. POSTAL: 31060
CIUDAD Y ESTADO: CHIHUAHUA CHIH
TELEFONO: (01-614) 429-1111
FAX: (01-614) 429-1166
E-MAIL: investor@interceramic.com

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: LIC. VICTOR ALMEIDA GARCIA
DOMICILIO: AV. CARLOS PACHECO #7200
COLONIA: SECTOR 26
C. POSTAL: 31060
CIUDAD Y ESTADO: CHIHUAHUA CHIH

CLAVE DE COTIZACION: CERAMIC FECHA: 16/07/200: 17:54

TELEFONO: (01-614) 429-1111
FAX: (01-614) 429-1166
E-MAIL: investor@interceramic.com

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: LIC. JESUS OLIVAS CORRAL
DOMICILIO: AV. CARLOS PACHECO #7200
COLONIA: SECTOR 26
C. POSTAL: 31060
CIUDAD Y ESTADO: CHIHUAHUA CHIH
TELEFONO: (01-614) 429-1111
FAX: (01-614) 429-1166
E-MAIL: investor@interceramic.com

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: LIC. JESUS OLIVAS CORRAL
DOMICILIO: AV. CARLOS PACHECO #7200
COLONIA: SECTOR 26
C. POSTAL: 31060
CIUDAD Y ESTADO: CHIHUAHUA CHIH
TELEFONO: (01-614) 429-1111
FAX: (01-614) 429-1166
E-MAIL: investor@interceramic.com

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: RELACION CON INVERSIONISTAS
NOMBRE: LIC. LUIS FERNANDO CANO BARRAZA
DOMICILIO: AV. CARLOS PACHECO #7200
COLONIA: SECTOR 26
C. POSTAL: 31060
CIUDAD Y ESTADO: CHIHUAHUA CHIH
TELEFONO: (01-614) 429-1111
FAX: (01-614) 429-1166
E-MAIL: investor@interceramic.com

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: LIC. JESUS OLIVAS CORRAL
DOMICILIO: AV. CARLOS PACHECO #7200
COLONIA: SECTOR 26
C. POSTAL: 31060
CIUDAD Y ESTADO: CHIHUAHUA CHIH
TELEFONO: (01-614) 429-1111
FAX: (01-614) 429-1166
E-MAIL: investor@interceramic.com

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE: LIC. NORMA ALMEIDA DE CHAMPION

CLAVE DE COTIZACION: CERAMIC FECHA: 16/07/200: 17:54

DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	(01-614) 429-1111
FAX:	(01-614) 429-1166
E-MAIL:	investor@interceramic.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	LIC. JESUS OLIVAS CORRAL
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	(01-614) 429-1111
FAX:	(01-614) 429-1166
E-MAIL:	investor@interceramic.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	LIC. JESUS OLIVAS CORRAL
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	(01-614) 429-1111
FAX:	(01-614) 429-1166
E-MAIL:	investor@interceramic.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	LIC. JESUS OLIVAS CORRAL
DOMICILIO:	AV. CARLOS PACHECO #7200
COLONIA:	SECTOR 26
C. POSTAL:	31060
CIUDAD Y ESTADO:	CHIHUAHUA CHIH
TELEFONO:	(01-614) 429-1111
FAX:	(01-614) 429-1166
E-MAIL:	investor@interceramic.com

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

s24: EUROBONO EMITIDO EN 1997.
EUROBOND ISSUED ON 1997.
s29: EUROBONO EMITIDO EN 1997.
EUROBOND ISSUED ON 1997.
s61: EUROBONO EMITIDO EN 1997.
EUROBOND ISSUED ON 1997.
s54: EUROBONO EMITIDO EN 1997.
EUROBOND ISSUED ON 1997.

S23: EN ESTE RENGLON SE INCLUYEN LOS PASIVOS CON COSTO DE LA COMPAÑIA, AUN CUANDO ESTOS NO SON CREDITOS BANCARIOS.

S23: IN THIS ACCOUNT OF THE ACTUAL YEAR ARE INCLUDED THE CURRENT LIABILITIES WIWITH COST OF THE COMPANY, EVEN WHEN THESE ARE NOT BANK LOANS.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

EXHIBIT b

Copy of the Second Quarter 2002 Quarterly Report.

Interceramic
Quarterly Report
April - June 2002

Sustained growth in International Sales was offset somewhat by surprising softness in the Mexican Sales in the second quarter of this year and in particular the month of June, which was a very strong month for Interceramic in 2001. At US $68.4 million, consolidated sales for the quarter were down slightly less than one percent from sales of US $69.1 million recorded in the second quarter of 2001. Although ceramic tile consumption in Mexico is quite strong, increasing over last year, our sales were adversely impacted by two primary factors–periodic outages of lower-end "strategic" products in our stores and a resulting slow down in store traffic during the quarter. With our inventories at the lowest levels since 1998, which were greatly reduced by better production management and the brisk sales of the first quarter of the year, as well as with the bulk of our production aimed at higher margin products, we were not fully able to consistently meet customer requirements for these strategic products, an important factor in attracting customers to stores in Mexico. As a result, we posted a decrease in Mexican sales of 10.44 percent, down to US $35.3 million in the second quarter of 2002 from the US $39.5 million recorded in the same quarter of 2001. For the first half of the year however, Mexican sales of US $79.6 million are down only 2.21 percent from sales of US $81.4 million in the same six-months in 2001. In order to be better positioned to meet demand for strategic products without materially altering our basic focus on the high end market, we have entered into agreements with a number of third party manufacturers to purchase strategic products under private label programs. These products will be flowing into our distribution chain in July and should provide the needed products as we move into the third quarter.

In the International markets for the quarter, Interceramic continued steady progress in wresting market share and generally improving sales prices. International Sales of US $33.1 million for the second quarter of 2002 represents record International Sales for Interceramic for a quarter, and increased by 11.71 percent over sales of US $29.6 million in the second quarter of 2001. Demand continues to be very strong in the United States in particular, and sales growth was noticeably restrained by difficulties in furnishing products–particularly strategic products–in the quantities and at the times the burgeoning markets desired them. Notwithstanding these limitations we sold 8.35 percent more product in the International markets during the second quarter of 2002 than we did in the same quarter of 2001 and, as in Mexico, we have put in place private label programs with manufacturers of strategic products in order to better meet the demand. A primary focus in the International markets for the remainder of the year is to hone our skills at anticipating market movements in the United States. In May, we opened a new "Ceramic Tile International" regional distribution center in Anaheim, California–the heart of the ceramic tile market for the West Coast–to further expand our CTI distribution strategy and provide first-rate support in sales, service and logistics for the whole region. Sales through our company-owned CTI network continue to make great strides for us, up 22.12 percent for the second quarter of 2002 compared to the second quarter of 2001 and 23.12 percent greater for the first six months of the year.

The dip in consolidated sales marred our operating results for the quarter, and at US $6.4 million, was down 16.82 percent from the US $7.6 million recorded in the same quarter last year.

Our EBITDA was off as well, down a lesser 9.66 percent to US $10.0 million compared to US $11.1 million in the second quarter of 2001, however at US $21.9 million, EBITDA for the first six months of 2002 is only 1.11 percent lower than EBITDA of US $22.2 million in the same period of 2001. The improved cash generation of the past several quarters and our progressive debt reduction left our key financial ratios at quarter end in good shape, with a debt service coverage ratio of 3.8 and a debt to EBITDA ratio of 2.5 as compared to ratios at the end of the second quarter last year of 3.1 for debt service and 2.9 for debt to EBITDA.

We believe that the market fundamentals remain strong, and fully expect the slight setback in the second quarter of Mexico to be temporary, given our strong network of unique franchise concept stores throughout the country and the forecast for ceramic tile demand in North America for the remainder of the year being very positive. Most of the drop in sales for the quarter, we believe, could have been avoided with better forward planning, visibility of product information as related to inventories and logistics, problems that we believe can be greatly ameliorated when our new Oracle supply chain management system becomes fully operational later in the year. Ramping up the private label programs from outside manufacturers will benefit the Company in the remaining quarters of the year, giving us the ability to satisfy consumer demand for strategic products without greatly changing our own production and losing the ability to continue to push the higher margin products. Management in the United States is well directed at opportunities for making further inroads into the chaotic marketplace and we believe that the United States will continue to post encouraging results.

During the second quarter of 2002, we entered into a credit agreement for a syndicated loan in the amount of US $100.0 million to replace the Company's outstanding US $90.0 million eurobond issue which matures in August of this year. Formed by The Bank of Nova Scotia and BankBoston, N.A., as lead arrangers, the lending group includes Comerica Bank, BBVA Bancomer, Bancomext, S.N.C. and Sanpaolo IMI S.p.A. as well. The facility will fund late in July of 2002 and will not only provide the Company with an additional US $10.0 million for general corporate purposes, but also result in significant savings in interest expense due to the more competitive rates on the new financing.

While we had hoped better for the quarter, all indications are that the rest of the year will be strong for the Company. We look forward to consolidating our gains and taking advantage of the market opportunities available to us. As always, the people at Interceramic thank our investors, suppliers and customers for their continued support.

Oscar E. Almeida
Chairman of the Board

Víctor D. Almeida
Chief Executive Officer

This document contains forward-looking statements within the meaning of the United States Securities Exchange Act of 1934 which reflect the Company's views about future events and financial performance. Actual events and results could differ materially from those stated herein and, accordingly, undue reliance should not be placed upon them. The forward-looking statements speak only of their dates and the Company undertakes no obligation to update or revise any of them.

Consolidated Sales

(Millions of Nominal Dollars)


-1%
69.1
68.4
Apr-June '01
Apr-June '02


+4%
139.0
145.0
Jan-June '01
Jan-June '02

Operating Income

(Millions of Nominal Dollars and as a percentage of sales)


-17%
7.6
6.4
11.1%
9.3%
Apr-June '01
Apr-June '02


-4%
15.4
14.8
11.1%
10.2%
Jan-June '01
Jan-June '02

EBITDA

(Millions of Nominal Dollars and as a percentage of sales)


-10%
11.1
10.0
16.0%
14.6%
Apr-June '01
Apr-June '02


-1%
22.2
21.9
16.0%
15.1%
Jan-June '01
Jan-June '02

Debt Service

(Times)


2.4 2.3 2.4 2.4 2.6 2.8 2.8 2.8 3.0 3.1 3.4 3.6 3.8 3.8
IQ 99
IIQ 99
IIIQ 99
IVQ 99
IQ 00
IIQ 00
IIIQ 00
IVQ 00
IQ 01
IIQ 01
IIIQ 01
IVQ 01
IQ 02
IIQ 02
Last Twelve Months

Debt to EBITDA

(Times)


4.0 4.3 4.1 4.1 3.7 3.6 3.4 3.2 3.1 2.9 2.7 2.6 2.4 2.5
IQ 99
IIQ 99
IIIQ 99
IVQ 99
IQ 00
IIQ 00
IIIQ 00
IVQ 00
IQ 01
IIQ 01
IIIQ 01
IVQ 01
IQ 02
IIQ 02
Last Twelve Months

RELEVANT FINANCIAL INFORMATION (Thousands of Nominal US Dollars)	Apr-June '02	Jan-June '02	Apr-June '02 Vs. Apr-June '01	Jan-June '02 Vs. Jan-June '01
Consolidated Sales	68,399	144,979	(0.9%)	4.3%
Mexico	35,340	79,614	(10.4%)	(2.2%)
International	33,059	65,365	11.7%	13.5%
Consolidated Sq. Meters sold (Thousands)	5,903	12,427	(4.6%)	(2.5%)
Sq. Meters sold (Mexico)	3,158	6,914	(13.5%)	(12.0%)
Sq. Meters sold (International)	2,745	5,513	8.4%	12.8%
Sq. Meters produced (Thousands)	5,829	11,693	(4.2%)	(3.1%)
EBITDA	10,009	21,940	(9.7%)	(1.1%)

INCOME STATEMENT (Thousands of Nominal US Dollars, except per Unit data)	Apr-June '02	Jan-June '02	Apr-June '02 Vs. Apr-June '01	Jan-June '02 Vs. Jan-June '01
Net Sales	68,399	144,979	(0.9%)	4.3%
Cost of goods sold	(42,524)	(89,890)	(1.4%)	2.8%
Gross Income	25,875	55,089	(0.2%)	6.9%
Operating Expenses	(19,521)	(40,308)	6.8%	11.5%
Operating Income	6,354	14,781	(16.8%)	(3.8%)
Integral Cost of Financing	(10,299)	(10,212)	(443.7%)	(447.2%)
Interest Expense	(2,933)	(6,129)	(14.6%)	(9.9%)
Interest Income	134	300	11.1%	12.7%
Foreign Exchange Gain (Loss)	(8,510)	(6,791)	(278.4%)	(207.8%)
Monetary Effect	1,010	2,408	(34.4%)	(24.3%)
Other Items	(280)	(306)	21.4%	124.4%
Income Tax and Employee Profit Sharing	(1,047)	(1,782)	130.0%	84.7%
Deferred Income Tax	(1,648)	(2,311)	(0.2%)	(3.5%)
Minoritary Income	249	708	(70.2%)	(55.3%)
Net Majority Income	(7,168)	(538)	(196.0%)	(104.1%)
Weighted Average Number of Units Outstanding (Thousands)	57,928	57,928	0.0%	0.0%
EP UNIT (as traded in the BMV)	(0.12)	(0.01)	(196.0%)	(104.1%)
EP ADR (as traded in the NYSE)	(0.62)	(0.05)	(196.0%)	(104.1%)

BALANCE SHEET (Thousands of Nominal US Dollars)	June 2002	June 2002 Vs. June 2001
Current Assets	110,209	(5.2%)
Cash Equivalents	5,365	(47.2%)
Fixed Assets	163,310	(3.2%)
Other non-current Assets	9,490	45.1%
TOTAL ASSETS	283,009	(2.9%)
Short-term Bank Debt	98,077	770.3%
Other short-term Liabilities	31,869	0.6%
Long-term Bank Debt	17,383	(84.9%)
Deferred Taxes	32,028	(2.0%)
Other long-term Liabilities	215	47.9%
TOTAL LIABILITIES	179,571	(6.1%)
Majority Shareholders' Equity	84,084	7.0%
Minority Interest	19,353	(10.4%)
TOTAL SHAREHOLDERS' EQUITY	103,437	3.3%

Note: As a result of changes in Mexican GAAP pursuant to Bulletin B-15, for purposes of clarity, information is also presented in nominal US Dollars

RELEVANT FINANCIAL INFORMATION (Thousands of Pesos as of June 2002)	Apr-June '02	Jan-June '02	Apr-June '02 Vs. Apr-June '01	Jan-June '02 Vs. Jan-June '01
Consolidated Sales	672,361	1,408,774	(1.4%)	0.6%
Mexico	347,338	772,891	(10.8%)	(5.8%)
International	325,024	635,883	11.2%	9.6%
Consolidated Sq. Meters sold (Thousands)	5,903	12,427	(4.6%)	(2.5%)
Sq. Meters sold (Mexico)	3,158	6,914	(13.5%)	(12.0%)
Sq. Meters sold (International)	2,745	5,513	8.4%	12.8%
Sq. Meters produced (Thousands)	5,829	11,693	(4.2%)	(3.1%)
EBITDA	98,589	213,219	(9.7%)	(4.4%)

INCOME STATEMENT (Thousands of Pesos as of June 2002 except per Unit data)	Apr-June '02	Jan-June '02	Apr-June '02 Vs. Apr-June '01	Jan-June '02 Vs. Jan-June '01
Net Sales	672,361	1,408,774	(1.4%)	0.6%
Cost of goods sold	(417,935)	(873,409)	(1.9%)	(1.0%)
Gross Income	254,426	535,365	(0.6%)	3.2%
Operating Expenses	(191,774)	(391,822)	6.1%	7.4%
Operating Income	62,652	143,543	(16.6%)	(6.9%)
Integral Cost of Financing	(101,344)	(100,593)	(440.4%)	(449.8%)
Interest Expense	(28,835)	(59,600)	(15.0%)	(13.1%)
Interest Income	1,317	2,921	10.4%	8.3%
Foreign Exchange Gain (Loss)	(83,671)	(67,178)	(276.9%)	(207.3%)
Monetary Effect	9,844	23,264	(35.3%)	(27.4%)
Other Items	(2,762)	(3,023)	20.2%	123.9%
Income Tax and Employee Profit Sharing	(10,318)	(17,391)	129.8%	78.5%
Deferred Income Tax	(16,468)	(22,742)	1.8%	(4.1%)
Minoritary Income	2,470	6,887	(70.0%)	(56.6%)
Net Majority Income	(70,710)	(7,091)	(195.9%)	(105.4%)
Weighted Average Number of Units Outstanding (Thousands)	57,928	57,928	0.0%	0.0%
EP UNIT (as traded in the BMV)	(1.22)	(0.12)	(195.9%)	(105.4%)
EP ADR (as traded in the NYSE)	(6.10)	(0.61)	(195.9%)	(105.4%)

BALANCE SHEET (Thousands of Pesos as of June 2002)	June 2002	June 2002 Vs. June 2001
Current Assets	1,100,990	(3.3%)
Cash Equivalents	53,597	(46.2%)
Fixed Assets	1,631,464	(1.2%)
Other non-current Assets	94,801	48.0%
TOTAL ASSETS	2,827,255	(0.9%)
Short-term Bank Debt	979,794	787.8%
Other short-term Liabilities	318,371	2.7%
Long-term Bank Debt	173,652	(84.6%)
Deferred Taxes	319,955	0.0%
Other long-term Liabilities	2,147	50.9%
TOTAL LIABILITIES	1,793,919	(4.2%)
Majority Shareholders' Equity	840,001	9.2%
Minority Interest	193,335	(8.6%)
TOTAL SHAREHOLDERS' EQUITY	1,033,336	5.3%

Note: Pursuant to Bulletin B-15 which became effective January 1, 1998, financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars, each as effected by inflation and devaluation in the applicable currencies. This factor for the 12 month period from July '01 to June '02 was 7.85% compared to the inflation for the same period of 4.94%.